Exhibit 99.B(d)(6)(vi)

June 17, 2008

Brandes Investment Partners, L.P.

Debra McGinty-Poteet

11988 El Camino Real

San Diego, CA 92191-9048

Dear Ms. McGinty-Poteet:

On Thursday, March 27, 2008, the Board of Trustees (the “Board”) of ING Equity Trust approved the merger ING LargeCap Value Fund (the “Fund”) with and into ING Value Choice Fund.  On Friday, May 30, 2008, the Board voted to replace Brandes Investment Partners, L.P. as Sub-Adviser to the Fund and to submit the matter to shareholders for their consideration.  Thus, if shareholders of the Fund approve the new sub-adviser, the Sub-Advisory Agreement with Brandes Investment Partners, L.P. (the “Agreement”) will terminate in accordance with Section 16 of the Agreement, effective 3 business days following the date of such shareholder approval and no earlier than September 9, 2008.

In the interim, we will be contacting you to facilitate a smooth transition.  Further, the Board of Trustees has mandated that the incoming and outgoing sub-advisers work together to facilitate an orderly transition that will minimize transaction costs and market impact to shareholders.  I know we can count on your cooperation in this regard.

Finally, on a personal note, I want to thank you and your team for all your support throughout this process.  We continue to value our relationship with your firm.

Very truly yours,

/s/ Michael J. Roland

Michael J. Roland

Executive Vice President

ING Equity Trust

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Equity Trust